Exhibit 99.1
Results of 39th Ordinary General Meeting of Shareholders
1. Approval of the Balance Sheet, Income Statement, and the Statement of Appropriation of Retained Earnings for the 39th Fiscal Year

Total Assets (KRW)	26,362,873 million
Total Liabilities (KRW)	4,571,215 million
Paid-in Capital (KRW)	482,403 million
Shareholder’s Equity (KRW)	21,791,658 million
Sales (KRW)	20,043,409 million
Ordinary Profit (KRW)	3,892,307 million
Net Profit (KRW)	3,206,605 million
Net Profit per Share (KRW)	40,748
      ¡ Approval of details of Dividend

details	2006
Annual Dividend per Share (KRW)	8,000
— Year-End Dividend (KRW)	6,000
— Interim Dividend (KRW)	2,000
2. Approval of partial Amendments to Articles of Incorporation.
2-1 : Approval of Introduction of New Businesses

2-2 : Approval of Amendments to Provisions for Pre-emptive Rights, Convertible Bonds and Bonds with Warrants

2-3 : Approval of Supplement to Existing Cumulative Voting Rules

3. Approval of Election of Directors
3-1. Approval of Independent Non-Executive Directors
[List of Independent Non-Executive Directors]

Name	Date of Birth	Major Experience	Tenure
Jun, Kwang-Woo	May 7, 1949	Former Vice Chairman, Woori Financial Group	3 years
Park, Won-Soon	Mar. 26, 1956	Executive Director, The Beautiful Foundation	3 years
3-2. Approval of Independent Non-Executive Director as Audit Committee Member
[List of Independent Non-Executive Director as Audit Committee Member]

Name	Date of Birth	Major Experience	Tenure
Jeffrey D. Jones	Jun. 7, 1952	Former Chairman, American Chamber of Commerce in Korea	3 years
3-3. Approval of Executive Directors
[List of Executive Directors]

Name	Date of Birth	Major Experience	Tenure
Lee, Ku-Taek	Mar. 15, 1946	Chief Executive Officer, POSCO	3 years
Yoon, Seok-Man	Jul. 17, 1948	President, POSCO	3 years
Chung, Joon-Yang	Feb. 3, 1948	Senior Executive Vice President, POSCO	3 years
4. Approval of the Ceiling Amount of Total Remuneration for the Directors for the 40th Fiscal Year
     – The Limit of Total Remuneration in the 40th fiscal year: KRW 6.0 billion